UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Companhia de Capital Aberto Autorizado

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 27th, 2021

1. Date, Time and Place: On the 27th day of July 2021, at 01:00 pm, at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2. Call and Attendance: Call was done in accordance with the regalement and the meeting had the presence of all the members of the Company's Board of Directors.

3. Conduction of the Meeting: Chairman: Jean-Charles Henri Naouri; Secretary: Aline Pacheco Pelucio.

4. Agenda: (i) Analysis and deliberation on the Management Report and the Financial Information for the period ended June 30, 2021; and (ii) Analysis and deliberation on the proposal of issuance of shares under the terms of the Stock Option Plan and Stock Option Compensation Plan of the Company and the respective capital increase.

5. Resolutions: The members of the Board of Directors, by unanimous vote and without restrictions, decided the following:

5.1       Analysis and deliberation on the Management Report and the Financial Information for the period ended June 30, 2021: Ms. Daniela Sabbag, Financial Director of the Company, made the presentation about the Financial Information referred to the quarter ended on June 30, 2021. After debates, the members of the Board of Directors, in accordance with the analysis done by the Financial Committee, by the favorable recommendation of the Audit Committee and the Fiscal Council, the unreserved report of the Independent Auditors deliberated to approve the Financial Information referred to the quarter ended on June 30, 2021, together with the Management Report, the Audit Committee Report, the Independent Auditors Report. Further, they authorized the Executive Board of the Company to take all needed measures for the disclosure of the Financial Information hereby approved upon shipment to the Brazilian Securities Exchange Commission - CVM, to B3 S.A. – Brasil, Bolsa, Balcão and to SEC - Securities and Exchange Commission.

5.2       Analysis and deliberation on the proposal of issuance of shares under the terms of the Stock Option Plan and Stock Option Compensation Plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Stock Option Compensation Plan approved in the Special Shareholders’ Meeting held on December 31st, 2020 (“Compensation Plan”) and (ii) the Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on December 31st, 2020 (“Stock Option Plan” and, together with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B5, B6 and B7 of the Compensation Plan, and to Series C5, C6 and C7 of the Stock Option Plan, to approve, in accordance with Article 6 of the Bylaws and the limit of the authorized capital of the Company, the increase of the corporate capital of the Company in the amount of R$7.729.436,75 (seven million, seven hundred twenty-nine thousand, four hundred thirty-six reais and seventy-five cents), by means of the issuance of 404.186 (four hundred four thousand, one hundred eight-six) common shares, provided that:

(i) 237.816 (two hundred thirty-seven thousand, eight hundred sixteen) common shares, at the issuance rate of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$2.378,16 (two thousand, three hundred seventy-eight reais and sixteen cents), due to the exercise of options from Series B5; (ii) 160.453 (one hundred sixty thousand, four hundred fifty-three) common shares, at the issuance rate of R$47.19 (forty-seven reais and nineteen cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$7.571.777,07 (seven million, five hundred seventy-one thousand, seven hundred seventy-seven reais and seven cents), due to the exercise of options from Series C5; (iii) 1.135 (one thousand, one hundred thirty-five) common shares, at the issuance rate of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$11,35 (eleven reais and thirty-five cents), due to the exercise of options from Series B6; (iv) 1.565 (one thousand, five hundred sixty-five) common shares, at the issuance rate of R$53.23 (fifty-three reais and twenty-three cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$83.304,95 (eighty-three thousand, three hundred and four reais and ninety-five cents) due to the exercise of options from Series C6; (v) 1.352 (one thousand, three hundred fifty-two) common shares, at the issuance rate of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 13,52 (thirteen reais and fifty-two cents), due to the exercise of options from Series B7; and (vi) 1.865 (one thousand, eight hundred sixty-five) common shares, at the issuance rate of R$ 38.58 (thirty-eight reais and fifty-eight cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$71.951,70 (seventy-one thousand, nine hundred fifty-one reais and seventy cents) due to the exercise of options from Series C7.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

In view of the above, the Company’s capital stock is amended from the current R$779,000,824.12 (seven hundred seventy-nine million, eight hundred twenty-four reais and twelve cents) to R$786.730.260,87 (seven hundred eighty-six million, seven hundred thirty thousand, two hundred sixty reais and eighty-seven cents), fully subscribed and paid for, divided into 269.299.859 (two hundred sixty-nine million, two hundred ninety-nine thousand, eight hundred fifty-nine) common shares with no par value.

Since the Company has called a General Shareholders’ Meeting to approve the split of the shares, aprove the submission of the management’s proposal revised to reflect the increase of the corporate capital herein above in the number of shares post split.

6.       Approval and signature of these minutes: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. Rio de Janeiro, July 27th, 2021. Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Luiz Nelson Guedes de Carvalho, Christophe José Hidalgo, Philippe Alarcon, David Julien Emeric Lubek, Josseline Marie-José Bernadette De Clausade, José Flavio Ferreira Ramos and Geraldo Luciano Mattos Júnior.

Rio de Janeiro, July 27th, 2021.

I hereby certify, for due purposes, that this is a certificate of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Executive Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer